

Mail Stop 3720

September 28, 2009

Via U.S. Mail and Fax (217) 258-6240
Steven L. Childers
Chief Financial Officer
Consolidated Communications Holdings, Inc.
121 South 17th Street
Mattoon, Illinois 61938-3987

> **RE:** **Consolidated Communications Holdings, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
>
> **File No. 000-51446**

Dear Mr. Childers:

We have completed our review of your 10-K and related filings and have no further comments at
this time.

> Sincerely,
>
>
> Larry Spirgel
> Assistant Director